SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of October, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
 Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒      Form 40-F    ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐      No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 4, 2005

Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

Street address:
Calle 50 and Aquilino de la Guardia
Mailing address:
P.O. Box 6-1497 El Dorado
Panama City, Republic of Panama

                                              October 4, 2005

Dear Common Stockholders:

          You are cordially invited to attend a Special Meeting of Stockholders (the “Special Meeting”) of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) to be held at the offices of the Bank located at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, on Monday, November 7, 2005, at 11:30 a.m. (Panamanian time).

          At the Special Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote to approve a proposed amended and restated Articles of Incorporation (the “Proposal”).

          The Proposal is more fully described in the attached proxy statement.

          A Notice of the Special Meeting, the proxy statement, the proxy card for the Special Meeting, and the proposed amended and restated Articles of Incorporation, translated from Spanish to English, accompany this letter.

          To ensure that you are represented at the Special Meeting, we ask that you read the enclosed materials and complete, sign, date and return the enclosed proxy card as soon as possible, whether or not you expect to attend the Special Meeting in person.  If you attend the Special Meeting, you may vote in person if you desire, even if you have previously mailed your proxy card.

          The Board of Directors of the Bank unanimously urges you to indicate your approval by voting FOR the matter indicated on the enclosed proxy card and asks that you vote promptly.  Your vote, regardless of the number of shares you own, is important.

          If you have any questions about the enclosed proxy statement, please call Carlos Yap, Senior Vice President, Finance, Tel. No. (507) 210-8563 (Panama) or e-mail cyap@blx.com.

          On behalf of the Board of Directors, we thank you for your cooperation and continuing support and look forward to seeing you on Monday, November 7, 2005.

Sincerely,

By: /s/ Ricardo Manuel Arango

Ricardo Manuel Arango
Secretary

Panama City, Panama
October 4, 2005

          Neither the Securities and Exchange Commission nor any state securities commission has passed upon the adequacy or accuracy of the enclosed Proxy Statement.  Any representation to the contrary is a criminal offense.

          The Proxy Statement, dated October 4, 2005, is first being mailed to stockholders on or about October 4, 2005.

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BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 7, 2005

          NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Exportaciones, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that a Special Meeting of Stockholders (such meeting, including any adjournments thereof, hereinafter referred to as the “Special Meeting”) of the Bank will be held at the offices of the Bank located at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, at 11:30 a.m. (Panamanian time), on Monday, November 7, 2005 to approve a proposed amended and restated Articles of Incorporation (the “Proposal”).

          The Board of Directors has fixed the close of business on September 29, 2005 (the “Record Date”) as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting.  Only stockholders of record as of the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements of the meeting.

          The presence, in person or by proxy, of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Special Meeting.  If a quorum is not present at the meeting scheduled to be held on Monday, November 7, 2005 at 11:30 a.m. (Panamanian time) at the offices of the Bank, then a second meeting will be held at 11:30 a.m. (Panamanian time) on Tuesday, November 8, 2005 at the same location, with the stockholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting.

          You are cordially invited to attend the Special Meeting.  Stockholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, whether or not they expect to attend the Special Meeting in person.  If stockholders attend the Special Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards.  The enclosed proxy card is being solicited by the Board of Directors.  The Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

By Order of the Board of Directors

By: /s/ Ricardo Manuel Arango

Ricardo Manuel Arango
Secretary

Panama City, Panama
October 4, 2005

IT IS IMPORTANT THAT ALL STOCKHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE SPECIAL MEETING.  PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON.  VOTING IN ADVANCE DOES NOT DEPRIVE YOU OF YOUR RIGHT TO ATTEND THE MEETING AND TO VOTE YOUR SHARES IN PERSON.  STOCKHOLDERS WHO ATTEND THE SPECIAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY DESIRE.

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QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q: Why am I receiving these materials?

     A: You are receiving this proxy statement and proxy card because you own shares of common stock of Banco Latinoamericano de Exportaciones, S.A., a Panamanian corporation (hereinafter called the “Bank”).  Our Board of Directors (the “Board”) is providing these proxy materials to give you information for use in determining how to vote in connection with the special meeting of stockholders.

Q: What do I need to do now?

     A: We urge you to read this proxy statement carefully, including its appendices, consider how the proposal would affect you as a stockholder and then vote.  After you read this proxy statement, you should provide voting instructions as described below.

Q:  Why should I vote in favor of the proposal?

     A:  The proposed amendments to the Articles of Incorporation, summarized below, are beneficial to the Bank and its stockholders because they (1) broaden the scope of the Bank’s permitted business activities in order to encompass all types of banking and financial business, investments and any other business that promotes foreign trade and economic development of Latin American countries, and (2) update the Articles of Incorporation consistent with corporate governance practices and modern conventional shareholders’ rights for exchange listed companies, including modernization of stockholders’ participation at stockholders’ meetings and specification of minimum requirements and qualifications for Board members.  The Board unanimously recommends that you vote for the proposed amended and restated Articles of Incorporation.

Q:  How will my rights as a Bank stockholder change if the Articles of Incorporation are amended pursuant to this proxy solicitation?

     A:  The proposed amendments to the Articles of Incorporation are designed to broaden the scope of the Bank’s activities and to modernize the Bank’s corporate governance practices.  Your rights as a Bank stockholder would remain substantively unchanged if the proposal is approved.

Q: If I am a registered holder, how do I vote my shares of the Bank’s common stock?

     A: If you are a registered holder of the Bank’s common stock (that is, if you hold your Bank common stock in certificated form), you may vote in any of the following ways:

o	in person at the special meeting —bring evidence of your stock ownership to the special meeting; or appoint an attorney-in-fact to represent you at the special meeting by a power of attorney; or
o	by mail — complete, sign and date the enclosed proxy card and return it in the enclosed postage paid return envelope as soon as possible to the Bank.

Q: If my broker holds my shares in “street name,” will my broker vote my shares for me?

     A: If your shares of Bank common stock are held in the name of a broker or financial institution, you are a beneficial owner and the broker or the financial institution holding your shares is the record holder.  This is often referred to as shares held in “street name.”  You must follow the voting directions given by the broker or financial institution. If you hold shares in street name and you intend to vote at the special meeting, you must bring an executed Power-of-Attorney or proxy in your name that has been signed by the record holder.  Contact your broker or financial institution for this information.

Q: What happens if I return my proxy card but I do not indicate how to vote?

     A: If you properly return your proxy card, but do not include instructions on how to vote, your shares of Bank common stock will be voted “FOR” the approval of the proposal. If other proposals requiring a vote of stockholders are brought before the special meeting in a proper manner, the persons named in the enclosed proxy card intend to vote the shares they represent in accordance with their best judgment.

Q: What happens if I abstain from voting on the proposal?

     A: If you return your proxy card with instructions to abstain from voting on the proposal, your shares will be counted for determining whether a quorum is present at the special meeting. An abstention with respect to the proposal has the legal effect of a vote “AGAINST” the proposal.

Q: What happens if I do not return a proxy card or otherwise do not vote?

     A: Your failure to return a proxy card or otherwise vote will mean that your shares will not be counted toward determining whether a quorum is present at the special meeting and will have the legal effect of a vote “AGAINST” the proposal.

Q: May I change my vote after I have mailed my signed proxy card or otherwise submitted my vote?

     A: Yes. You can change your vote at any time before your shares are voted at the special meeting. If you are a registered holder of Bank common stock, you can do this in any of the following ways:

o	by sending a written notice to the Bank to the address specified below stating that you would like to revoke your proxy;
o	by completing and submitting a new, later-dated proxy card by mail to the address specified below; or
o

by attending the special meeting and voting in person. Your attendance at the special meeting alone will not revoke your proxy. You must also vote at the special meeting in order to revoke your previously submitted proxy.

You should send any notice of revocation or your completed new, later-dated proxy card, as the case may be, to Bladex, Calle 50 and Aquilino de la Guardia Street, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama, Attention: Carlos Yap, Senior Vice President, Finance, Tel. No. (507) 210-8563 (Panama) or e-mail cyap@blx.com.

If your shares are held in “street name,” you must contact your broker or other nominee and follow the directions provided to you in order to change your vote.

2

Q: Whom should I contact if I have questions regarding this document?

     A: If you have any questions about this proxy statement you should call Carlos Yap, Senior Vice President, Finance, Tel. No. (507) 210-8563 (Panama) or e-mail cyap@blx.com.

Q: Whom should I contact if I want additional copies of documents?

     A. If you would like additional copies of this proxy statement or the proxy card you should call Luisa de Polo, Assistant Manager, Shareholder Relations, Bladex, Tel. No. (507) 210-8667 (Panama) or e-mail lpolo@blx.com or MacKenzie Partners, our proxy solicitor, at (212) 929-5500 (New York) or e-mail proxy@mackenziepartners.com.

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BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 7, 2005

General

          This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at a Special Meeting of Stockholders (the “Special Meeting”) to be held on Monday, November 7, 2005 at the offices of the Bank located at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, at 11:30 a.m. (Panamanian time), and at any adjournments thereof.  Unless the context otherwise requires, all references to the Special Meeting in this Proxy Statement shall mean the Special Meeting and any adjournments thereof.

          The Special Meeting has been called to approve a proposed amended and restated Articles of Incorporation (the “Proposal”).

          The Board unanimously recommends that all stockholders vote FOR the Proposal.

Record Date

          The Board has fixed the close of business on September 29, 2005 (the “Record Date”) as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting.  Only stockholders of record as of the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements of the meeting.

Proxies and Revocation of Proxies

          This Proxy Statement is being mailed to stockholders on or about October 4, 2005.  If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon.  The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder’s proxy.  Stockholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Special Meeting and voting in person, or by providing written notice of revocation to the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama, Attention: Carlos Yap, Senior Vice President, Finance, Tel. No. (507) 210-8563 (Panama) or e-mail cyap@blx.com.

Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned but has no indication of how the applicable stockholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote FOR the Proposal to approve the proposed amended and restated Articles of Incorporation.

Required Vote

          For the Proposal to be approved, the following affirmative votes will be required:

          (1) the affirmative vote of holders of at least three-fourths (¾) of the issued and outstanding Class A common shares, and

          (2) the affirmative vote of holders of at least one half (½) plus one of all classes of shares of the Bank’s common stock represented at the Special Meeting.

Expenses of Proxy Solicitation

          The cost of soliciting proxies will be borne by the Bank.  In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail.  The Bank also will request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send proxy material to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so.  The Bank has engaged MacKenzie Partners, a proxy soliciting firm to assist in the solicitation of proxies.  The cost of the services provided by such firm is not expected to exceed approximately U.S. $8,500 plus out-of-pocket expenses.

Voting Information

          The shares of the Bank that entitle the holders of such shares to vote at the Special Meeting consist of the Class A common shares, the Class B common shares and the Class E common shares, with each share entitling its owner to one vote per share at meetings of the stockholders of the Bank.  The close of business on September 29, 2005 has been fixed by the Board as the record date for determination of stockholders entitled to notice of, and to vote at, the Special Meeting.  As of June 30, 2005, there were an aggregate of 38,589,579.20 shares of all classes of the Bank’s common stock issued and outstanding.  Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of June 30, 2005:

Class of Shares of Common Stock	Number of Shares Outstanding as of June 30, 2005

Class A	6,342,189.16
Class B	3,263,790.04
Class E	28,983,600.00
Total	38,589,579.20

          As of June 30, 2005, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 11% of the total outstanding shares of voting capital stock of the Bank.

          As of June 30, 2005, the Bank’s executive officers and directors, as a group, owned an aggregate of 35,733 Class E common shares, which was approximately 0.1% of all issued and outstanding Class E common shares.

          Except as otherwise noted, the following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the total outstanding shares of voting capital stock of the Bank, at June 30, 2005:

	At June 30, 2005

Class A	Number of Shares	% of Class	% of Total

Banco de la Nación Argentina	1,045,348.00	16.5	2.7
Banco do Brasil [1]	974,551.00	15.4	2.5
Banco de Comercio Exterior de Colombia	488,547.00	7.7	1.3
Banco de la Nación Perú	446,556.00	7.0	1.2
Banco Central del Paraguay	434,658.00	6.9	1.1
Banco Central del Ecuador	431,217.00	6.8	1.1
Banco del Estado de Chile	323,412.75	5.1	0.8

Total Shares of Class A Common Stock	6,342,189.16	100.0%	16.4%

Class B	Number of Shares	% of Class	% of Total

Banco de la Provincia de Buenos Aires	884,460.98	27.1	2.3
Banco de la Nación Argentina	295,944.50	9.1	0.8
Mizuho Corporate Bank Ltd	294,345.00	9.0	0.8

Total Shares of Class B Common Stock	3,263,790.04	100.0%	8.5%

Class E [2]	Number of Shares	% of Class	% of Total

Oppenheimer Funds Inc.	4,041,500.00	13.9	10.5
Arnhold & S. Bleichroeder Advisers, LLC	3,236,600.00	11.2	8.4
Mondrian Investment Partners Ltd [3]	3,048,900.00	10.5	7.9
Franklin Resources Inc.	1,824,300.00	6.3	4.7
Artisan Partners Ltd	1,646,914.00	5.7	4.3

Total Shares of Class E Common Stock	28,983,600.00	100.0%	75.1%

Total Shares of Common Stock	38,589,579.20		100.0%

[1]

Does not include an aggregate of 1,217 Class E shares corresponding to Mrs. França’s entitlement under the Board Restricted Stock Plan issued to her employer, Banco do Brasil and an aggregate of 3,821 indexed options to which Mrs. França was entitled under the Indexed Stock Option Plan granted to Banco do Brasil.

[2]	Source: Schedule 13G and 13F filings with the Securities and Exchange Commission.

[3]	Source: Schedule 13G filing with the Securities and Exchange Commission dated August 31, 2005.

Quorum

          The presence, in person or by proxy, of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Special Meeting.

If a quorum is not present at the meeting scheduled to be held on Monday, November 7, 2005 at 11:30 a.m. (Panamanian time) at the offices of the Bank located at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, then a second meeting will be held at 11:30 a.m. (Panamanian time) on Tuesday, November 8, 2005 at the same location, with the stockholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting.

Attending the Special Meeting

          In order to attend the special meeting in person, you must be a stockholder of record on the record date or an invited guest of the Bank.  You will be asked to provide proper identification at the registration desk on the day of the meeting or any adjournment of the meeting.

APPROVAL OF PROPOSED AMENDED AND RESTATED ARTICLES OF INCORPORATION

INTRODUCTION

          The Board hereby submits the following proposal (the “Proposal”) to the Bank’s stockholders:

o	Approve and adopt in full the proposed amended and restated Articles of Incorporation of the Bank (the “Revised Articles of Incorporation”).

          The Revised Articles of Incorporation, summarized below, are beneficial to the Bank and its stockholders because they (1) broaden the scope of the Bank’s permitted business activities in order to encompass all types of banking and financial business, investments and any other business that promotes foreign trade and economic development of Latin American countries, and (2) reflect current corporate governance practices and modern conventional shareholders’ rights for exchange listed companies, including modernization of stockholders’ participation at stockholders’ meetings and specification of minimum requirements and qualifications for Board members.   The Board unanimously recommends that you vote for the Revised Articles of Incorporation.

          Both the current Articles of Incorporation and the Revised Articles of Incorporation were originally written in the Spanish language and translated into English for your convenience.  For your reference, attached hereto as Annex A-1 is a clean copy of the Revised Articles of Incorporation in English and as Annex A-2 is a copy of the Revised Articles of Incorporation in English marked to show each proposed change to the current Articles of Incorporation.  In the event of any discrepancies between the meaning of the terms of the Articles of Incorporation in English and the Articles of Incorporation in Spanish, the meaning of the terms of the Articles of Incorporation in Spanish will govern.

          A copy of the current Articles of Incorporation in Spanish and/or the Revised Articles of Incorporation in Spanish can be obtained by any stockholder without charge by sending a written request to Bladex, Calle 50 and Aquilino de la Guardia Street, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama, Attention: Luisa de Polo, Assistant Manager, Shareholder Relations, Bladex, Tel. No. (507) 210-8667 (Panama) or e-mail lpolo@blx.com or contact MacKenzie Partners, our proxy solicitor, Tel. No. (212) 929-5500 (New York) or e-mail proxy@mackenziepartners.com.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE REVISED ARTICLES OF INCORPORATION.

SUMMARY OF PROPOSED AMENDMENTS TO
THE ARTICLES OF INCORPORATION

          Set forth below is a summary of the proposed amendments to the current Articles of Incorporation.  All stockholders of the Bank should carefully read the Revised Articles of Incorporation attached hereto prior to making any election with respect to this Proposal.  References to the “Articles” in the headings below refer to the headings in the proposed Revised Articles of Incorporation of the Bank.

Article 1.  Name

          The proposed amendment to Article 1 consists of changing the name of the Bank to Banco Latinoamericano de Comercio Exterior, S.A., in Spanish and to Foreign Trade Bank of Latin America, Inc., in English.  The Bank would continue to use the name “Bladex” in identifying itself for marketing and other purposes.

          Given the Bank’s shift from promoting exports to promoting general foreign trade and economic development of Latin American countries, the Board has determined that it is appropriate to change the name of the Bank to better reflect the Bank’s current business purpose.

Article 2.  Purpose

          The proposed amendment to this Article eliminates references to specific permitted activities in which the Bank may engage consistent with its purpose of promoting general foreign trade and economic development of Latin American countries.

          The proposed amendment broadens the scope of the Bank’s activities to encompass all types of banking and financial business, investments and any other business that promotes the development of Latin American countries and their foreign trade.  The proposed amendment will provide the Bank and the Board with the flexibility needed to diversify the range of products and services offered by the Bank and to adapt to changes in the marketplace.

Article 4.  Authorized Capital

          The authorized capital of the Bank currently consists of one hundred eighty-five million (185,000,000) shares, divided as follows:

-	one hundred eighty million (180,000,000) common shares without par value consisting of:

	-	forty million (40,000,000) shares designated as Class A common shares,

	-	forty million (40,000,000) shares designated as Class B common shares,

	-	one hundred million (100,000,000) shares designated as Class E common shares, and

-	five million (5,000,000) shares of preferred stock (the “Preferred Shares”) with a par value of U.S. $10.00 per share.

          Pursuant to this proposed amendment, the Preferred Shares may be issued in one or more series.  The Board will have the power to fix the designations, preferences, conversion rights or other rights, including voting rights, and the qualifications, limitations or restrictions of each such series or class of Preferred Shares.  The authorized number of Class A common shares, Class B common shares, Class E common shares and Preferred Shares, and the rights and privileges associated with the common shares, remain unaltered.

          The proposed amendment gives the Board greater flexibility to use the Preferred Shares in connection with a financing or for any other purpose.  The Bank’s ability to issue shares of preferred stock will provide it with flexibility in capital raising transactions.  In addition, the Bank’s ability to issue shares of our preferred stock will enable it to respond quickly to, and take advantage of, market conditions and other favorable opportunities without incurring the delay and expense associated with calling a special stockholders’ meeting to approve any contemplated stock issuance.

Article 5.  Transfer of Shares

          Currently the Articles of Incorporation require that there be only one Class A stockholder per country. This proposed amendment allows for more than one Class A stockholder per country.

Article 6.  Convertibility of Shares

          The conversion terms for the Class B and Class E common shares located in Article 5 of the current Articles of Incorporation have been moved in their entirety, without change, to Article 6 of the Revised Articles of Incorporation.  In the current Articles of Incorporation, transfer and convertibility of shares are treated in the same article.  The proposed amendment provides for greater clarity and organization of the Articles of Incorporation.

Article 7.  Pre-emptive Rights

          The proposed amendment, which corresponds to Article 6 of the current Articles of Incorporation, increases the number of Class A and Class B common shares the Bank may sell in any given year without triggering the pre-emptive rights associated with those shares, from 3% to 10% of each of the issued and outstanding Class A and Class B common shares.

          The proposed amendment gives the Board greater flexibility to diversify its Class A and Class B stockholder base without incurring the delay and expense associated with a special stockholders’ meeting.

Article 8.  Liability of Stockholders

          The provisions relating to the limitation of the liability of stockholders located in Article 6 of the current Articles of Incorporation have been moved in their entirety, without change, to Article 8 of the Revised Articles of Incorporation.

          The proposed amendment provides for greater clarity and organization of the Articles of Incorporation.

Article 12.  Meeting of Stockholders

          The proposed amendment, which corresponds to Article 10 of the current Articles of Incorporation, clarifies that stockholders may present issues for resolution at meetings of stockholders, if such proposals are properly presented.

          The proposed amendment updates and modernizes stockholders’ participation in stockholders’ meetings, consistent with corporate governance practices and modern conventional shareholders’ rights for exchange listed companies.

Article 13.  Notice, Quorum and Voting in Meetings of Stockholders

          The proposed amendment, which corresponds to Article 11 of the current Articles of Incorporation:

-	calls for the establishment of a “record date” when determining stockholders of record entitled to notice of meetings of stockholders and entitled to vote at those meetings;

-	reduces the minimum number of days notice required to notify a stockholder of a meeting from 30 to 20 days;

-	permits notice of a meeting of stockholders to be delivered via electronic mail (e-mail);

-	permits voting by electronic means;

-

authorizes the President of the Bank or the chair of the meeting to adjourn a meeting in the absence of a quorum.  The adjourned meeting may be held without notice to stockholders, provided that at the new meeting, at least 30% of all of the shares issued and outstanding of the Bank are represented;

-	authorizes the President of the Bank to call a meeting of a class of stockholders.

          The proposed amendment also eliminates the additional requirement that amendments to Article 17 of the Revised Articles of Incorporation, which corresponds to Article 16 of the current Articles of Incorporation, be approved by three-quarters of all issued and outstanding Class A common shares.

          Provisions relating to the rights of the Preferred Shares have been moved to proposed Article 25.

          The proposed amendment modernizes the processes and procedures for conducting a meeting of stockholders, which improves the efficiency of such meetings and ensures that they are prompt, timely and appropriately tailored to specific classes of stockholders.

Article 14.  Board of Directors

          The proposed amendment, which corresponds to Article 12 of the current Articles of Incorporation, grants the Board the authority to dispose of the assets of the Bank or use them as security for the obligations of the Bank, its subsidiaries, affiliates or persons in which the Bank has an interest.    This proposed amendment will enable the Bank to pursue its announced business strategy of diversifying the range of products and services it offers and to give the Board greater flexibility.

          The proposed amendment allows for the establishment of minimum requirements and qualifications to be fulfilled by a person to be elected to the Board.  This proposed amendment allows the Bank and the Board to establish the minimum requirements and qualifications of directors in compliance with the requirements of the Sarbanes-Oxley Act of 2002 and Panamanian banking regulations, as amended.

          Under the proposed Revised Articles of Incorporation, the directors elected by the holders of the Class A common shares are required to resign as a director if they were expressly nominated or elected to serve as a director because of the position held by them in an institution that is a Class A stockholder and they no longer hold that position.

          The proposed amendment allows any director or officer of the Bank to call a meeting of the Board.  The presence of the majority of directors who are not employees of the Bank is required to hold a valid meeting of the Board.  The amendment also eliminates the requirement for meetings of the Board to be held once every three months.  This proposed amendment gives the Board the ability to meet as necessary, rather than on an arbitrary schedule, thus making the Board more effective and efficient.

          Under the proposed amendment, in the event of a tied vote amongst the directors, the President of the Bank shall cast the deciding vote.

          The overall goal of these proposed amendments is to assist the Bank and the Board in conducting their duties in a more efficient and effective manner.

Article 16.  Advisory Council

          The proposed amendment, which corresponds to Article 14 in the current Articles of Incorporation, eliminates the requirement for the advisory council to meet at least twice a year.  The advisory council shall meet whenever the Board or the President of the Bank may convene the advisory council.

          The proposed amendment gives the Board the ability to use the advisory council as necessary, rather than on an arbitrary schedule, thus making the advisory council and the Board more effective and efficient.

Article 17.  Officers

          The proposed amendment combines Articles 15 and 16 of the current Articles of Incorporation and eliminates the description of the powers and duties of the Chief Executive Officer.  The power and duties of the Chief Executive Officer and other officers of the Bank shall be set forth in the bylaws of the Bank or by resolution of the Board.

          The proposed amendment gives the Board the flexibility to update and amend the powers and duties of the officers of the Bank and thus better manage the officers by allowing the Board to act through the bylaws of the Bank or resolution of the Board, neither of which requires the approval of stockholders.

Article 22.  Fundamental Financial Policies

          The proposed amendment, which corresponds to Article 21 in the current Articles of Incorporation, modifies previous limitations on the Bank’s activities and allows the Bank to finance, directly or indirectly, exports of, or imports to, legal entities operating in countries in which the respective entities are holders of Class A common shares.

          The proposed amendment also eliminates references to the Bank’s handling of bankers acceptances.  The proposed amendment will assist the Bank in fulfilling its purpose by providing the Bank and the Board with the flexibility needed to diversify the range of products offered by the Bank and to adapt the Bank to changes in the marketplace and the needs of its clients.

Article 23.  Indemnification

          The proposed amendment allows the Bank to indemnify its officers and directors that are made a party to, or threatened to be made a party to, any civil, criminal or administrative claim, litigation, action, proceeding or investigation as a result of their being or having been an officer or director of the Bank.

          The amendment conforms the Bank’s indemnification policies to current standards in the marketplace.  The proposed amendment will allow the Bank to continue to recruit and retain highly qualified officers and directors.

Article 24.  Transitory Article-Present Directors and Officers

          The proposed amendment, which corresponds to Article 22 in the current Articles of Incorporation, sets forth the current officers and directors of the Bank.

          In addition, the term of office of Guillermo Güémez García, as a Class A Director, which expires in 2008, is extended for one year until 2009, in order to stagger the terms of office of the Class A Directors.

Article 25.  Transitory Article - Preferred Shares

          The proposed amendment moves provisions relating to the rights of the Preferred Shares from Articles 4, 5 and 12 of the current Articles of Incorporation to proposed Article 25 of the Revised Articles of Incorporation.  In addition, since the provisions in Article 25 relate only to the currently issued and outstanding Preferred Shares, these transitory provisions shall remain in effect only so long as the currently issued and outstanding Preferred Shares remain outstanding.  Future issuances of Preferred Shares will not be subject to the provisions of Article 25, but instead will be subject to the terms fixed by the Board of Directors at the time of issuance.

Additional Changes

          Article 23.  Second Transitory Article of the current Articles of Incorporation is deleted.  This article is no longer required as the events described have already occurred.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE REVISED
ARTICLES OF INCORPORATION.

By Order of the Board of Directors

By: /s/ Ricardo Manuel Arango

Ricardo Manuel Arango
Secretary

Panama City, Panama
October 4, 2005

ANNEX A-1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.1

ARTICLE 1: (Name)

The name of the corporation is Banco Latinoamericano de Comercio Exterior, S.A. in Spanish, and Foreign Trade Bank of Latin America, Inc. in English.  The corporation may also be known under the commercial name Bladex.

ARTICLE 2: (Purpose)

The purpose of the corporation is to promote the economic development of Latin American countries, and their foreign trade. For the attainment of this purpose, the corporation may engage in all kinds of banking or financial business, investments and any other business that may promote the development of Latin American countries and their foreign trade.

The corporation may also engage in business other than that described above, provided that, to such effect, it has obtained the approval of the shareholders in a resolution adopted by the affirmative vote of one-half (1/2) plus one of the common shares, either present or represented, in a meeting of shareholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths (3/4) of class A common shares issued and outstanding.

ARTICLE 3:  (Powers)

In pursuit of the above-mentioned purposes, the corporation shall have, among others, the power to:

a)	Grant loans and extend credit guaranteed by commercial documents, by credit instruments or by any other form of security, relating to the export of goods and services of any kind;

b)

Own, hold, purchase, sell, withdraw, make, draw, accept, endorse, discount, guarantee and carry out any operation with promissory notes, bills of exchange, option certificates for the acquisition of shares and any other securities or credit instruments in any country, as well as to carry out foreign exchange operations;

c)	Borrow and accept credits from any companies or banking and credit institutions, and to issue bonds, debentures, promissory notes and any other kind of obligations or instruments;

[1]

The Amended and Restated Articles of Incorporation as filed with the Public Registry of Panama are originally written in Spanish language. This is an English translation of such Amended and Restated Articles of Incorporation. In the event of any discrepancies between the meaning of the terms of the Articles of Incorporation in English and the Articles of Incorporation in Spanish, the meaning of the terms of the Articles of Incorporation in Spanish will govern.

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d)	Act as an international financial agent; and

e)	Generally, carry out any kind of banking, securities and financial operations.

The list of powers mentioned above shall not be construed as a limitation or restriction of the powers of the corporation, but on the contrary, as additional and supplementary to the general powers and authorities granted to corporations by the laws of the Republic of Panama.

ARTICLE 4: (Authorized Capital)

The corporation shall have an authorized capital of one hundred and eighty-five million (185,000,000) shares, divided as follows:

a)	One hundred and eighty million (180,000,000) common shares without par value comprised of:

	1)	Forty million (40,000,000) class A common shares without par value;

	2)	Forty million (40,000,000) class B common shares without par value; and

	3)	One hundred million (100,000,000) class E common shares without par value; and

b)	Five million (5,000,000) preferred shares with a par value of ten U.S. dollars (US$10.00) each.

The authorized capital shall be at least equal to the total amount represented by the preferred shares with par value, plus an amount to be determined in respect of every common share without par value to be issued, and the amounts from time to time added to the authorized capital by resolution of the board of directors.

All common shares shall have the same rights and privileges regardless of their class, except in such cases where these articles of incorporation provide otherwise. Each class A, class B and class E common share shall be entitled to one vote in the meetings of shareholders, except that in respect of the election of directors, voting rights shall be exercised cumulatively by class as provided by article 14 of these articles of incorporation.  Preferred shares may be issued in one or more series of shares, and each of such series shall have the rights, preferences, privileges and obligations stipulated by the board of directors at the time of the original issue, in a certificate of designation, which shall be recorded in the Public Registry of the Republic of Panama.   Preferred shares redeemed or cancelled by the corporation may again be issued as part of the same or of other series of preferred shares authorized by the board of directors of the corporation.

Class A common shares may only be issued as registered shares in the name of any of the following entities in Latin American countries:

a)	Central banks;

b)	Banks in which the State is the majority shareholder; or

c)	Other government agencies.

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Class B common shares may only be issued in the name of banks or financial institutions.

Class E common shares may be issued in the name of any person, whether a natural person or a legal entity.

For the purposes of these articles of incorporation, the expression “Latin American countries” includes the countries, associated free states, and island territories in the Caribbean.  The board of directors shall determine whether a given person may or may not qualify as shareholder of any of the classes of shares of the corporation.

Except for the provisions of article 25 of these articles of incorporation, both the common and the preferred shares of the corporation shall be issued only as registered shares.2

ARTICLE 5: (Transfer of Shares)

Class A common shares may only be transferred between class A shareholders or persons qualifying as class A shareholders.

Class B common shares may only be transferred between class B shareholders or persons qualifying as class B shareholders.

Class E common shares may be freely transferred to any person, whether a natural person or a legal entity.

ARTICLE 6:  (Convertibility of Shares)

The holders of class B common shares may, at any time and with no limitation, exchange class B common shares for class E common shares at a rate of one (1) class B common share for one (1) class E common share.  Wherever the right of conversion dealt with in this paragraph is exercised, the class B shares being exchanged shall be converted into class E shares, and, consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

ARTICLE 7: (Pre-emptive Rights)

Class A and class B shareholders shall have pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them. Notwithstanding the above, in any given year, the corporation may issue and sell up to ten percent (10%) of each of the issued and outstanding class A and class B common shares of record as of January 1st of such year, without triggering pre-emptive rights with respect to those shares. The holders of class E shares shall have no pre-emptive rights in respect of any class of shares issued by virtue of a capital increase.

ARTICLE 8:  (Liability of Shareholders)

The liability of shareholders is limited to the amounts unpaid for shares subscribed.

[2]	The provisions regarding the preferred shares have not been eliminated, but moved to the article 25.

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ARTICLE 9: (Share Register)

The share register required by law shall be kept at the main office of the corporation or at any other place determined by the board of directors. The corporation may appoint one or more transfer agents to register and transfer its shares. The share register may be kept by manual, electronic or any other means permitted by law. The shares in the corporation may be issued in the form of share certificates, global share certificates or in book entry form, as determined by the board of directors.

ARTICLE 10: (Domicile)

The domicile of the corporation shall be in Panama City, Republic of Panama, but the corporation may, as approved by the board of directors, carry out operations and establish branches in any part of the world, as well as keep its records and hold assets in any part of the world. The corporation may also establish such subsidiaries as it may deem convenient in order to conduct its business and its operations, either within or outside of the Republic of Panama.

ARTICLE 11: (Duration)

The duration of the corporation shall be indefinite.

ARTICLE 12: (Meetings of Shareholders)

Meetings of shareholders may be held in the Republic of Panama or in any other country. There shall be an ordinary meeting of holders of the common shares every year, on such date and in such place as may be determined by resolution of the board of directors, to elect directors and consider any other matter duly submitted to the meeting by the board of directors or by the shareholders.

Holders of the common shares shall hold extraordinary meetings, when called by the board of directors, as it may deem it necessary. In addition, the board of directors or the President of the corporation shall call an extraordinary meeting of holders of the common shares when requested in writing by one or more holders of common shares representing at least one-twentieth (1/20) of all of the common shares issued and outstanding.

ARTICLE 13: (Notice, Quorum and Voting in Meetings of Shareholders)

Ordinary or extraordinary meetings of shareholders shall be called by notice to each shareholder registered on the record date as provided by the articles of incorporation, such notice to be delivered personally, by fax, telex, courier, air mail, electronic mail or any other means authorized by the board of directors, not less than twenty (20) and no more than sixty (60) days prior to the date of the meeting, counted as from the date of delivery of the notice.  The notice shall at least include the date, hour and place of the meeting, as well as the items to be dealt with therein.  At any meeting of shareholders, any shareholder may be represented by proxy who need not be a shareholder, appointed by public of private document, with or without power of substitution, provided that the requirements stipulated in the by-laws of the corporation for such purpose be complied with.

In order to have a quorum at a meeting of shareholders, it is required that one-half plus one of all of the issued and outstanding class A shares and one-half plus one of all of the common shares issued and outstanding of the corporation be represented at the meeting. Whenever said quorum is not obtained at a meeting of shareholders, either the President of the corporation or the person appointed to chair the meeting in the absence of the incumbent may postpone the meeting.

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The meeting so postponed may be held without need to give new notice of the meeting, provided that at said new meeting at least thirty percent (30%) of all of the shares issued and outstanding of the corporation are represented.  Except where the law or these articles of incorporation otherwise provide, all resolutions of the meeting of shareholders shall be adopted by the affirmative vote of one-half plus one of the common shares represented at said meeting of shareholders. Notwithstanding the above, the adoption of resolutions regarding the following matters, shall require the affirmative vote of one-half plus one of the common shares represented at the meeting plus three-quarters (3/4) of all issued and outstanding class A shares:

a)	Dissolution of the corporation;

b)	Amendments to articles 2, 3, 4, 13, 14 and 22 of the articles of incorporation; and

c)	A merger or consolidation of the corporation.

Votes may be cast in person, by proxy, in electronic form or in any other manner, subject to the provisions of the by-laws of the corporation or of the resolutions of the board of directors to that effect.

Upon request to the board of directors or the President of the corporation, shareholders representing at least one-twentieth (1/20) of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of these articles of incorporation and the by-laws, is within their competence. The President of the corporation may also call meetings of one class of shareholders.  The same provisions regarding shareholders’ meetings for notice, quorum and voting shall apply mutatis mutandi to the meetings of one class of shareholders.

ARTICLE 14: (Board of Directors)

The business and the assets of the corporation shall be under the direction and control of the board of directors of the corporation, or under its supervision, except for those matters which are reserved to shareholders by law or these articles of incorporation.  Without limiting the generality of the foregoing, the board of directors may dispose of the assets of the corporation or give them as security for obligations of the corporation or of its subsidiaries or affiliates or of persons in which in the corporation has an interest.  The board of directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

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The board of the directors shall consist of ten (10) members, as follows:

(a)	Three (3) directors shall be elected by the holders of the class A common shares;

(b)	Five (5) directors shall be elected by the holders of the class E common shares;[3] and

(c)	Two (2) directors shall be elected by the holders of all of the common shares.

The board of directors may nominate candidates for the position of directors for all classes of shares.

The by-laws of the corporation may establish requirements and qualifications to be fulfilled by the persons to be elected as directors of the corporation.  It is not necessary to be a holder of shares in the corporation in order to hold the position of director.

Directors shall be elected for periods of three (3) years, and may be re-elected once or more than once.

At the annual ordinary meeting of shareholders, the shareholders of each class shall elect the director or directors, which each class of shares is entitled to elect, according the procedure mentioned in this article.  The directors shall remain in office until their successors are duly elected and inducted.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all the directors to be elected or among two or more of them, as the shareholder may decide. In the elections of members of the board of directors, the holders of class A and class E common shares shall vote separately to elect the directors representing such classes.

The holders of class A and class E shares may meet separately as a class whenever they may deemed convenient, for the purpose of removing any of the directors whom they have elected; in addition if the board of directors has not filled the respective vacancy, said shareholders may meet to elect a new director in the event of a vacancy arising among the directors elected by the respective class of shareholders, who shall serve for the rest of the period of office of their predecessors.

When at the time of being elected director of the corporation to represent the holders of class A shares, a person has been elected on account of the position held by said person in an institution that is a class A shareholder, and this fact is expressly noted at the time of her/his nomination and election, and after such election the above-mentioned relationship is terminated, said person shall submit her/his resignation to the position of director.  Should this not be done, the board of directors may declare that a vacancy has occurred, and the vacancy shall be filled by the election of a new director.  The director so elected shall hold the position until the termination of the period for which the director whose resignation or removal caused the vacancy had been elected.

[3]	The class B shareholders lost their right to elect directors in 2004.

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The meetings of the board of directors shall be held in the Republic of Panama or in any other country as frequently as the by-laws stipulate. The meetings of the board of directors shall be understood to be held among persons being present if the directors taking part in said meeting are in direct communication with each other by telephone, video-conference or any other means of communication authorized by the board of directors.

Any director or officer of the corporation may call meetings of the board of directors by notice delivered to each director in person or by fax, electronic mail, telex, courier or air mail.  The presence of the majority of the directors who are not employees of the corporation shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present, and it is understood that, in the event of a tie, the President of the corporation shall have the decisive vote.

The resolutions of the board of directors adopted in writing and signed by a majority of the directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and in different places provided that the proposed resolution has been timely circulated to all directors.

ARTICLE 15: (Committees)

The board of directors may create one or more committees that shall have the powers and the duties delegated to them by the board of directors, subject to the provisions of these articles of incorporation.  Each committee shall have two or more members of the board of directors, appointed in the manner and for the term, which the board of directors may determine.

ARTICLE 16: (Advisory Council)

The board of directors may appoint an advisory council that may be comprised of the number of persons determined by the board of directors. The advisory council shall meet whenever the board of directors or the President of the corporation may convene it, and its duties shall be limited to providing advice to the board of directors.

ARTICLE 17: (Officers)

The corporation shall have a President, a Chief Executive Officer, a Treasurer and a Secretary who shall be elected by the board of directors; and it shall also have such other officers as the board of directors may determine from time to time.  The powers of the officers shall be stipulated in the by-laws of the corporation or by resolutions of the board of directors.

The Chief Executive Officer shall be the legal representative of the corporation. In the absence of the Chief Executive Officer, the representation of the corporation shall rest on the person or persons whom the board of directors may determine from time to time.

ARTICLE 18: (By-laws)

The board of directors may adopt and amend the by-laws of the corporation.

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ARTICLE 19: (Amendments)

The corporation reserves the right to amend these articles of incorporation, from time to time, as the shareholders may approve, in accordance with article 13 of these articles of incorporation, and all of the rights conferred to shareholders, directors and officers shall be subject to this reservation.

ARTICLE 20: (Resident Agent)

As long as the board of directors does not otherwise decide, the resident agent of the corporation shall be the law firm Arias, Fábrega & Fábrega, with an address at Plaza 2000 Building, Fiftieth Street, Panama City, Republic of Panama.

ARTICLE 21: (Subscribers)

The names, addresses and the number of shares subscribed by the original subscribers of shares in the corporation appear set down in the original articles of incorporation of the corporation, which has been duly registered in the Public Registry of the Republic of Panama.

ARTICLE 22: (Fundamental Financial Policies)

The fundamental financial policies of the corporation are the following:

a)

In all its credit operations, the corporation shall be guided by business criteria framed within the conditions of competition in the financial markets wherein it may operate. Specifically, the corporation shall not grant subsidies of interest rates nor banking commissions under any circumstances.

b)

For the rediscount of documents and the granting of loans, the corporation shall ascertain the existence of adequate conditions for the convertibility and transferability of currencies required to liquidate the corresponding obligations at maturity and, when proper, shall adopt the necessary measures to comply with such conditions.

c)	The corporation may only finance, directly or indirectly, exports of, or imports to, entities operating in countries in which the respective state entities are holders of class A shares.

d)

The corporation may accept sight and time deposits, negotiate loans and lines of credit in its favor and, in general, issue all type of securities to obtain financial resources. The conditions of these operations of the corporation shall be established within the framework of the policies that the board of directors may determine for the purpose.

e)

The corporation may carry out studies and take any steps that it may deem relevant to establish export credit insurance systems of a multinational nature, and collaborate with Latin American countries in carrying out market research for the promotion of exports of goods and services, in accordance with programs approved by the board of directors for such purpose.

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ARTICLE 23: (Indemnity)

Any person that may be a party, or is threatened to be made a party to a civil, criminal or administrative claim, litigation, action, proceeding or investigation, for reason of being or having been a director, officer or executive of the corporation or of any corporation in which it may hold such a position at the request of the corporation, shall be indemnified by the corporation against any damages, including attorneys’ fees and other judicial expenses incurred in the defense of said claim, litigation, action, proceedings or investigation, or any appeal or stage thereof, except in the event that such indemnification is not permitted by law.  The corporation may, at its expense, maintain insurance as protection for itself, its directors, officers and executives.

ARTICLE 24: (Transitory Article - Present Directors and Officers)

Without prejudice to the provisions contained in Article 14 of these articles of incorporation, the present directors and officers of the corporation shall be the following persons for the term indicated below:

Directors:

Guillermo Güémez García
Representing Class A
Term expires 2009
Address: 5 de mayo No. 2, 4to. piso, Colonia Centro, Zip Code 06059
Mexico, D.F.

Santiago Perdomo Maldonado
Representing Class A
Term expires 2008
Address: Carrera 7ma., No. 24-89, Piso 10,
Bogota,  Colombia.

Maria da Graça Franca
Representing Class A
Term expires 2007
Address: 600 Fifth Avenue, 3rd Floor,
New York, N.Y. 10020, U.S.A.

Herminio A. Blanco
Representing Class E
Term expires 2007
Address: Acordada No. 47, Col. San José Insurgentes, Delegación Benito Juárez,
Mexico, D.F. 03900, Mexico.

William Dick Hayes
Representing Class E
Term expires 2007
Address: 137 Rowayton Avenue, Suite 300, Rowayton,
Connecticut 06853, U.S.A.

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Alexandre Lodygensky Jr.
Representing Class E
Term expires 2007
Address:  Avenida Naçoes Unidas 10.989, 12° Andar, CEP 04578-000
Sao Paulo, Brazil.

Mario Covo
Representing Class E
Term expires 2008
Address:  1175 Park Avenue,
New York, N.Y. 10128, U.S.A.

Will C. Wood
Representing Class E
Term expires 2006
Address: 212 Felton Drive, Menlo Park,
California 94025, U.S.A.

Jaime Rivera
Representing all classes
Term expires 2006
Address:  Calle 50 y Aquilino de la Guardia,
P.O. Box 6-1497 El Dorado,
Panama, Republic of Panama.

Gonzalo Menéndez Duque
Representing all classes
Term expires 2006
Address:  Agustinas No. 972, Oficina No. 701, Piso 7,
Santiago, Chile.

Officers:
Gonzalo Menéndez Duque - President
Jaime Rivera - Chief Executive Officer
Ricardo M. Arango - Secretary
Maria da Graça Franca - Treasurer

ARTICLE 25:  (Transitory Article - Preferred Shares)

The preferred shares which were issued by the corporation on the 29th of April 1986 and still outstanding on the date when these amended and restated articles of incorporation come into force and effect, shall be subject to the terms and conditions stipulated in this transitory article (which shall be in force and effect only as long as preferred shares outstanding of said issue continue to exist), as well as to those in the resolutions of the board of directors authorizing said issue, as said resolutions have been amended to this date.

a)     The preferred shares shall be issued by the board of directors from time to time, in the amounts and for the cause and in the manner, which it may determine.  These shares may be issued to the bearer or registered, as the board of directors may determine.  The holder of a certificate of preferred shares issued to the bearer may exchange such certificate for another certificate issued in his name representing the same number of preferred shares; and the holder of a certificate of preferred shares issued as registered preferred shares may exchange such certificate for another certificate representing the same number of preferred shares and issued to the bearer, subject to the restrictions which it may be convenient to adopt in order to comply with the legislation applicable to exchanges of shares in any jurisdiction in which the proposed exchange is to take place.

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b)     Preferred shares shall be subject to the following provisions:

1.     They shall receive a minimum preferred annual dividend to be declared by the board of directors, which, like any other dividend, may be paid in semester or quarterly portions.  The amount of such dividend, which may be established on the basis of a percentage of the par value of the preferred shares, shall be determined by the board of directors upon authorizing the issue of preferred shares in accordance with the above;

2.     The corporation may not, in any fiscal year, pay a cash dividend on common shares until payment is made for the minimum preferred dividend on the preferred shares in that year or in respect of any previous year in which the total dividend on the preferred shares was not paid;

3.     In the event that the corporation fails to pay the total amount of the minimum preferred dividend on the preferred shares in a fiscal year, and if during the next following two years it fails to pay the total amount of the minimum preferred dividend for those two following years, together with the amount unpaid in respect of the first year, or if the corporation, on the date on which it is required to do so, as stipulated in item 6 below regarding preferred shares, continues to fail to make any payment to the sinking fund or fails to redeem the preferred shares, and provided always that, upon the occurrence of any of such events, said preferred shares represent at least ten percent (10%) of the total paid in capital of the corporation, the holders of preferred shares shall be entitled to elect a member to the board of directors, who shall continue to act as such until the circumstances originating such appointment cease to exist;

4.     Preferred shares shall have no voting rights, except for the election of a director in the event described in item 3 above;

5.     Preferred shares shall not be entitled to the right of pre-emption contained in article 7 of the articles of incorporation;

6.     In addition, in accordance with the provisions contained in article 2 of Law 32 of 1927 on corporations (“sociedades anónimas”), preferred shares shall be subject to any designations, preferences, privileges, restrictions or qualifications (including, without limitation, the provisions regarding the redemption of preferred shares by the creation of a sinking fund or in any other way), which the board of directors may determine upon authorizing the issue of preferred shares.

c)     Preferred shares may be freely transferred subject to compliance with the restrictions that it may be necessary or appropriate to observe in order to comply with the legislation applicable to transfers of shares, which may be in force and effect in any jurisdiction in which the transfer is to take place.

d)     In the event that the holders of preferred shares exercise the voting rights referred to in item (b)(3) of this article, the holders of preferred shares shall be convened to a meeting by the President of the board of directors, as soon as possible.

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e)     As stipulated in item (b)(3) of this article, in the event that the corporation fails to pay the total amount of the minimum preferred dividend on preferred shares in a given fiscal year, and if during the next two following years it fails to pay the total amount of the minimum preferred dividend for those two following years, together with the amount unpaid for the first year, or if the corporation, on the date on which it is required to do so, as stipulated in item (b)(6) above regarding preferred shares, continues to fail to make any payment to the sinking fund or fails to redeem the preferred shares, and provided always that, upon the occurrence of any of such events, said preferred shares represent at least ten percent (10%) of the paid in capital of the corporation, the holders of preferred shares shall have the right to elect a member of the board of directors, who shall continue to act as such until the circumstance giving rise to the appointment ceases to exist.

f)     The provisions of these articles of incorporation regarding separate meetings of the holders of different classes of common shares for the purpose of electing directors shall also apply to the election of the director to be elected by the holders of preferred shares.

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ANNEX A-2

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
BANCO LATINOAMERICANO DE ~~EXPORTACIONES~~ COMERCIO EXTERIOR, S.A.1

ARTICLE 1: (Name)

The name of the corporation is Banco Latinoamericano de ~~Exportaciones~~Comercio Exterior, S.A. in Spanish, and Foreign Trade Bank of Latin American ~~Export Bank~~, Inc. in English~~, and it may also do business~~. The corporation may also be known under the commercial name ~~BLADEX~~ Bladex.

ARTICLE 2: (Purpose)

The purpose of the corporation is to promote the economic development of Latin American countries, ~~mainly by promoting~~and their foreign trade.  For the attainment of this purpose, the corporation may engage in all kinds of banking or financial business, investments and any other business that may promote the development of Latin American countries and their foreign trade.

~~a)~~ 	~~Establish a Latin American credit system for the export of goods and services, which shall include granting direct export loans, including financing the stages prior to and after export.~~
~~b)~~ 	~~Foster a market for bank acceptances extended as a result of operations pertaining to the export of goods of Latin American origin;~~
~~c)~~ 	~~Promote the establishment of a Latin American system of export credit insurance and mechanisms that may supplement existing national systems;~~
~~d)~~ 	~~Collaborate with Latin American countries in conducting market research, with a view to promoting their exports of goods and services; and~~
~~e)~~ 	~~Generally, engage in any kind of banking or financial business intended to promote the development of Latin American countries.~~

The corporation may also engage in  ~~activities~~ business other than that   ~~those~~ described above, provided that, to such effect, it has obtained the approval of the shareholders in a resolution adopted by the affirmative vote of one-half (1/2)plus one of the common shares, either present or represented, in a meeting of shareholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths (3/4) of class A common shares issued and outstanding.

ARTICLE 3:  (Powers)

In pursuit of the above-mentioned purposes, the corporation shall have, among others, the power to:

[1]

The Amended and Restated Articles of Incorporation as filed with the Public Registry of Panama are originally written in Spanish language. This is an English translation of such Amended and Restated Articles of Incorporation. In the event of any discrepancies between the meaning of the terms of the Articles of Incorporation in English and the Articles of Incorporation in Spanish, the meaning of the terms of the Articles of Incorporation in Spanish will govern.

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a)	Grant loans and extend credit guaranteed by commercial documents, by credit instruments or by any other form of security, relating to the export of goods and services of any kind;

b)

Own, hold, purchase, sell, withdraw, make, draw, accept, endorse, discount, guarantee and carry out any operation with promissory notes, bills of exchange, option certificates for the acquisition of shares and any other securities or credit instruments in any country, as well as to carry out foreign exchange operations;

c)	Borrow and accept credits from any companies or banking and credit institutions, and to issue bonds, debentures, promissory notes and any other kind of obligations or instruments;

d)	Act as an international financial agent; and

e)	Generally, carry out any kind of banking, securities and financial operations.

The list of powers mentioned above shall not be construed as a limitation or restriction of the powers of the corporation, but on the contrary, as additional and supplementary to the general powers and authorities granted to corporations by the laws of the Republic of Panama.

ARTICLE 4: (Authorized Capital)

The corporation shall have an authorized capital of one hundred and eighty-five million (185,000,000) shares, divided as follows:

          a)     One hundred and eighty million (180,000,000) common shares without par value comprised of :

1)	Forty million (40,000,000) class A common shares without par value;

2)	Forty million (40,000,000) class B common shares without par value; and

3)	One hundred million (100,000,000) class E common shares without par value; and

          b)     Five million (5,000,000) preferred shares with a par value of ten U.S. dollars (US$10.00) each.

The authorized capital shall be at least equal to the total amount represented by the preferred shares with par value, plus an amount to be determined in respect of every common share without par value to be issued, and the amounts from time to time added to the authorized capital by resolution of the board of directors.

All common shares shall have the same rights and privileges regardless of their class, except in such cases where these articles of incorporation provide otherwise.  Each class A, class B and class E common share shall be entitled to one vote in the meetings of shareholders, except that in respect of the election of directors, voting rights shall be exercised cumulatively by class as provided by article  ~~12~~14 of these articles of incorporation.  Preferred shares may be issued in one or more series of shares, and each of such series shall have the rights, preferences, privileges and obligations stipulated by the board of directors at the time of the original issue, in a certificate of designation, which shall be recorded in the Public Registry of the Republic of Panama.   Preferred shares redeemed or cancelled by the corporation may again be issued as part of the same or of other series of preferred shares authorized by the board of directors of the corporation.

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Class A common shares may only be issued as registered shares in the name of any of the following entities in Latin American countries:

a)	Central banks;

b)	Banks in which the State is the majority shareholder; or

c)	Other government agencies.

Class B common shares may only be issued in the name of banks or financial institutions.

Class E common shares may be issued in the name of any person, whether a natural person or a legal entity.

~~Each country shall expressly appoint the entity that is to subscribe the class A common shares allotted to it.~~ For the purposes of these articles of incorporation, the expression “Latin American countries” includes the countries, associated free states and island territories in the Caribbean. The board of directors shall determine whether a given person may or may not qualify as shareholder of any of the classes of shares of the corporation.

Except for the provisions of article 25 of these articles of incorporation, both the common and the preferred shares of the corporation shall be issued only as registered shares.

~~Preferred shares shall be issued by the board of directors, from time to time, in the amounts, for the consideration and in the manner which it may determine.  Such shares may be issued to the bearer or in registered form as the board of directors may determine.  The holder of a certificate of preferred shares issued to bearer may exchange such certificate for another certificate issued to its name and representing the same number of preferred shares; and the holder of a certificate of preferred shares issued in registered form may exchange such certificate for another certificate issued to bearer and representing the same number of preferred shares, subject to the restrictions which it may be necessary or convenient to adopt in order to comply with applicable laws on the transfer shares in any jurisdiction where the proposed transfer is to have effect~~.2

~~Preferred shares are subject to the following provisions:~~

~~a)~~

~~They shall receive a minimum annual preferred dividend to be declared by the board of directors, and to be paid, as any other dividend, in semiannual or quarterly installments.  The amount of such dividend, which may be fixed on the basis of a percentage of the par value of preferred shares, shall be determined by the board of directors at the time when it authorizes the issue of preferred shares as provided above;~~

[2]	The provisions regarding the preferred shares have not been eliminated, but moved to new article 25.

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~~b)~~

~~The corporation may not pay any dividend in cash for common shares in any fiscal year until it has paid the minimum preferred dividend corresponding to preferred shares in that year, or in any other previous year in which the aggregate total dividend corresponding to preferred shares has not been paid;~~

~~c)~~

~~In the event that the corporation fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in a given fiscal year, and during the following two years fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in those two following years, as well as the amount which it had failed to pay in respect of such first year, or if the corporation, on the due date for payment as indicated under f) below in connection with preferred shares, it fails to make any payment to the sinking fund or fails to redeem any preferred shares, and provided always that at the time of the occurrence of any of the above such preferred shares represent at least ten percent (10%) of the total paid in capital of the corporation, the holders of preferred shares shall be entitled to elect a member of the board of directors, who shall continue in office until the circumstances from which his appointment has arisen cease to exist;~~

~~d)~~ 	~~Preferred shares shall not have voting rights, except for the election of a director in the event mentioned in paragraph c) above;~~
~~e)~~ 	~~Preferred shares shall have no preemptive rights under article 6 of the articles of incorporation;~~
~~f)~~

~~In addition, pursuant to article 2 of Law 32 of 1927 on corporations, preferred shares  shall be subject to such designations, preferences, privileges, restrictions or qualifications (including, without limitation, provisions concerning redemption of preferred shares through the creation of a sinking fund or otherwise) as the board of directors may determine at the time of authorizing the issue of preferred shares.~~

ARTICLE 5: (Transfer of Shares)

Class A common shares may only be transferred between  ~~the agencies designated by each Latin American country~~ class A shareholders or persons qualifying as class A shareholders.

Class B common shares may only be transferred between  ~~banks and financial institutions~~ class B shareholders or persons qualifying as class B shareholders.

Class E common shares may be freely transferred to any person, whether a natural person or a legal entity.

~~Preferred shares may be freely transferred, provided that any restrictions, which it may be necessary or appropriate to apply in order to comply with existing legislation concerning transfer of shares in any jurisdiction where the proposed transfer is to have effect, are abided by.~~

ARTICLE ~~5~~ 6:  (~~Transfer and~~ Convertibility of Shares)

The holders of class B common shares may, at any time and with no limitation, exchange class B common shares for class E common shares, at a rate of one (1) class B common share for one (1) class E common share.  Wherever the right of conversion dealt with in this paragraph is exercised, the class B shares being exchanged shall be converted into class E shares, and, consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

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ARTICLE  ~~6~~7: (Pre-emptive Rights)

Class A and class B shareholders shall have pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them.  Notwithstanding the above, in any given year, the corporation may issue and sell up to  ~~three~~ten percent ( ~~3~~10%) of each of the issued and outstanding class A and class B common shares of record as of January 1st of such year, without triggering pre-emptive rights with respect to those shares. The holders of class E shares shall have no pre-emptive rights in respect of any class of shares issued by virtue of a capital increase.

ARTICLE 8:  (Liability of Shareholders)

The liability of shareholders is limited to the amounts unpaid for shares subscribed.

ARTICLE ~~7~~9: (Share Register)

The share register required by law shall be kept at the main office of the corporation or at any other place determined by the board of directors.  The corporation may appoint one or more transfer agents to register and transfer its shares.  The share register may be kept by ~~mechanic~~ manual, electronic or any other means permitted by law. The shares in the corporation may be issued in the form of share certificates, global share certificates or in book entry form, as determined by the board of directors.

ARTICLE  ~~8~~10: (Domicile)

The domicile of the corporation shall be in Panama City, Republic of Panama, but the corporation may, as approved by the board of directors, carry out operations and establish branches in any part of the world, as well as keep its records and hold assets in any part of the world.  The corporation may also establish such subsidiaries~~,~~ as it may deem convenient in order to conduct its business and its operations, either within or outside of the Republic of Panama.

ARTICLE  ~~9~~11: (Duration)

The duration of the corporation shall be indefinite.

ARTICLE  ~~10~~12: (Meetings of Shareholders)

Meetings of shareholders may be held in the Republic of Panama or in any other country.   There shall be  ~~a general assembly~~ an ordinary meeting of holders of the common shares every year, on such date and in such place as may be determined by resolution of the board of directors, to elect directors and  ~~transact~~ consider any other  ~~business~~ matter duly submitted to the  ~~assembly~~ meeting by the board of directors or by the shareholders.

Holders of the common shares shall hold extraordinary  ~~assemblies~~ meetings, when called by the board of directors, as it may deem it necessary. In addition, the board of directors or the President of the corporation shall call an extraordinary  ~~assembly~~ meeting of holders of the common shares when requested in writing by one or more holders of common shares representing at least one-twentieth (1/20) of all of the common shares issued and outstanding ~~capital~~.

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ARTICLE ~~11~~13: (Notice, Quorum and Voting in Meetings of Shareholders)

Ordinary or extraordinary meetings of shareholders shall be called by notice to each shareholder registered  ~~with voting rights~~ on the record date as provided the articles of incorporation, such notice to be delivered personally, by fax, telex, courier, air mail, electronic mail or any other means authorized by the board of directors, not less than  ~~thirty~~  twenty (20) and no more than sixty (60) days prior to the date of the meeting, counted as from the date of delivery of the notice. ~~The notice of the meeting shall include the agenda of the meeting.~~   The notice shall at least include the date, hour and place of the meeting, as well as the items to be dealt with therein.  At any meeting of shareholders, any shareholder may be represented by proxy who need not be a shareholder, appointed by public of private document, with or without power of substitution, provided that the requirements stipulated in the by-laws of the corporation for such purpose be complied with.

In order to have a quorum at  ~~any meeting~~ a meeting of shareholders, it is required that one-half plus one of all of the ~~common~~ issued and outstanding class A shares and one-half plus one of all of the common shares issued and outstanding of the corporation be represented at the meeting.  Whenever said quorum is not obtained at a meeting of shareholders,  ~~the meeting shall be held in the second meeting date set forth in the notice of the meeting with the common shares represented in such second meeting date.  All  resolutions~~either the President of the corporation or the person appointed to chair the meeting in the absence of the incumbent may postpone the meeting.  The meeting so postponed may be held without need to give new notice of the meeting, provided that at said new meeting at least thirty percent (30%) of all of the shares issued and outstanding of the corporation are represented.  Except where the law or these articles of incorporation otherwise provide, all resolutions of the meeting of shareholders shall be adopted by the affirmative vote of one-half plus one of the common shares represented at said meeting of shareholders. Notwithstanding the above, the adoption of resolutions regarding the following matters, shall require the affirmative vote of one-half plus one of the common shares represented at the meeting plus three-quarters (3/4) of all issued and outstanding class A shares:

a)	Dissolution of the corporation;

b)	Amendments to articles 2, 3, 4,  ~~11, 12, 16~~13, 14 and ~~21~~22 of the articles of incorporation; and

c)	A merger or consolidation of the corporation.

~~Within a period of twenty (20) days prior to the date fixed for holding a meeting of shareholders, or during the meeting, any holder of common shares shall have the right to request, in the first case, the board of directors, and in the second case, the President of the meeting, to include any matter in the agenda.  Such matter shall be considered by the meeting if the inclusion of the matter in the agenda is supported by  the affirmative vote of two-thirds (2/3) of the common shares issued and outstanding.~~

~~Whenever the holders of the preferred shares are entitled to vote pursuant to article 4(c) of these articles of incorporation, a meeting of the holders of the preferred shares shall be called by the President of the corporation as soon as possible.~~

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Votes may be cast in person, by proxy, in electronic form or in any other manner, subject to the provisions of the by-laws of the corporation or of the resolutions of the board of directors to that effect.

Upon request to the board of directors or the President of the corporation, shareholders representing at least one-twentieth (1/20) of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of these articles of incorporation and the by-laws, is within their competence.   The President of the corporation may also call meetings of one class of shareholders.  The same provisions regarding shareholders’ meetings for notice, quorum and voting shall apply mutatis mutandi to the meetings of one class of shareholders.

~~Quorum for a meeting of shareholders of any class of shares of common stock shall require that one-half plus one of the issued and outstanding shares of common stock of the said class be represented at the meeting.~~

~~Whenever a quorum is not obtained at a meeting of shareholders of any given class of shares of common stock, the meeting shall be held in the second meeting date set forth in the notice of the meeting with the common shares of that particular class represented in such second meeting date.~~

ARTICLE  ~~12~~14: (Board of Directors)

~~The board of directors shall direct~~ The business and the assets of the corporation shall be under the direction and control of the board of directors of the corporation, or under its supervision, except for those matters which are reserved to shareholders by law or these articles of incorporation. Without limiting the generality of the foregoing, the board of directors may dispose of the assets of the corporation or give them as security for obligations of the corporation or of its subsidiaries or affiliates or of persons in which in the corporation has an interest.  The board of directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

The board of the directors shall consist of ten (10) members, as follows:

	(a)	Three (3) directors shall be elected by the holders of the class A common shares;

	~~(b)~~ 	~~two (2) directors shall be elected by the holders of the class B common shares~~;[3]

	~~(c)~~	(b) Five (5) ~~Three (3)~~ directors shall be elected by the holders of the class E common shares; and

~~(d)~~

(c) Two (2) directors shall be elected by the holders of all of the common shares.~~.  The board of directors shall nominate candidates for these directorships~~.  ~~Such candidates shall include the Chief Executive Officer of the corporation.~~

[3]	The class B shareholders lost their right to elect directors in 2004.

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~~Notwithstanding the foregoing, whenever the total number of issued and outstanding class B shares is less than twenty percent (20%) but more than or equal to ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall be entitled to elect only one director, and if such number were to be less than ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall forfeit their right to elect directors of the corporation, without being able to regain such right again.  Vacancies occurring in the board of the directors by virtue of a reduction in the number of directors elected by the class B shares shall be filled by the holders of the class E shares.  For purposes of this paragraph, beginning in the year 2001, on the first business day of each year, the President and the Chief Executive Officer of the corporation shall jointly determine, based upon the stock register of the corporation, the percentage that the total number of issued and outstanding class B shares bear to the total number of issued and outstanding shares of common stock of the corporation. Should the percentage so determined be such as to require a reduction in the number of directors whom the holders of Class B common shares are entitled to elect in accordance with the provisions of this article, the board of directors of the corporation shall, by means of a resolution, fix the number of directors to be elected by each class of shares in the next annual meeting of shareholders.  This resolution of the board of directors shall be recorded in the Public Registry.~~

The board of directors may nominate candidates for the position of directors for all classes of shares.

The by-laws of the corporation may establish requirements and qualifications to be fulfilled by the persons to be elected as directors of the corporation.  It is not necessary to be a holder of shares in the corporation in order to hold the position of director.

Directors shall be elected for periods of three (3) years, and may be re-elected once or more than once.

At the annual ordinary meeting of shareholders, the shareholders of each class shall elect the director or directors, which each class of shares is entitled to elect, according the procedure mentioned in this article ~~and the other provisions of these articles of incorporation.  For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the annual ordinary meeting of shareholders.~~  . The directors shall remain in office until their successors are duly elected and inducted.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all the directors to be elected or among two or more of them, as the shareholder may decide.  In the elections of members of the board of directors, the holders of class A, ~~class B~~ and class E common shares shall vote separately to elect the directors representing such classes.  ~~The provisions of these articles of incorporation with respect to separate meetings by class of holders of shares of common stock for the election of directors shall also apply to the meetings of the holders of the preferred shares for the election of the director to be elected by the holders of the preferred shares.~~

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The holders of class A  ~~class B~~ and class E shares may meet separately as a class whenever they may deemed convenient, for the  ~~sole~~ purpose of removing any of the directors whom they have elected; in addition, if the board of directors has not filled the respective vacancy, said shareholders may meet to elect a new director in the event of a vacancy arising among the directors elected by the respective class of shareholders, who shall serve for the rest of the period of office of their predecessors.

When at the time of being elected director of the corporation to represent the holders of class A shares  ~~or class B, as the case may be, because such person holds an office at a particular governmental or banking institution,~~  a person has been elected on account of the position held by said person in an institution that is a class A shareholder, and this fact is expressly noted at the time of her/his nomination and election, and after such election the above-mentioned relationship is terminated, said person shall submit her/his resignation to the position of director.  Should this not be done, the board of directors may declare that a vacancy has occurred, and the vacancy shall be filled by the election of a new director.  The director so elected shall hold the position until the termination of the period for which the director whose resignation or removal caused the vacancy had been elected.

~~As provided in article 4 (c) of these articles of incorporation, in the event that the corporation fails to pay the minimum preferred dividend corresponding to the preferred shares for any fiscal year, and for the following two fiscal years, or if the corporation fails to make any payment to the sinking fund or to redeem the preferred shares as provided in article 4(f) hereof, and provided that at such time the issued and outstanding preferred shares represent at least ten percent (10%) of the total paid-in capital of the corporation, the holders of the preferred shares shall be entitled to elect a member of the board of directors who shall remain in office until the circumstances that caused his appointment cease to exist.~~

~~The holders of the class A, class B and class E shares shall vote separately as a class for the election of the directors of the corporation.  The provisions of these articles of incorporation with respect to separate meetings by class of holders of shares of common stock for the election of directors shall also apply to the meetings of the holders of the preferred shares for the election of the director to be elected by the holders of the preferred shares.~~

The meetings of the board of directors shall be held ~~at least once every three (3) months~~ in the Republic of Panama or in any other country as frequently as the by-laws stipulate. The meetings of the board of directors shall be understood to be held among persons being present if the directors taking part in said meeting are in direct communication with each other by telephone, video-conference or any other means of communication authorized by the board of directors.

Any director or officer of the corporation may call meetings of the board of directors by notice delivered to each director in person or by fax, electronic mail, telex, courier or air mail.  The presence of  ~~at least six (6)~~the majority of the directors who are not employees of the corporation shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting, and it is understood that, in the event of a tie, the President of the corporation shall have the decisive vote.

The resolutions of the board of directors adopted in writing and signed by  ~~at least six (6)~~ a majority of the directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and in different places, provided that the proposed resolution has been timely circulated to all directors.

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ARTICLE  ~~13~~15: (Committees)

The board of directors may create one or more committees that shall have the powers and the duties delegated to them by the board of directors, subject to the provisions of these articles of incorporation.  Each committee shall have two or more members of the board of directors, appointed in the manner and for the term, which the board of directors may determine.

ARTICLE  ~~14~~16: (Advisory Council)

The board of directors may appoint an advisory council that may be comprised of  ~~up to ten (10) persons~~  the number of persons determined by the board of directors. The advisory council shall meet  ~~twice a year or~~  whenever the board of directors or the President of the corporation may convene it, and its duties shall be limited to providing advice to the board of directors.

ARTICLE  ~~15~~17: (Officers)

The corporation shall have a President, a Chief Executive Officer, a Treasurer and a Secretary who shall be elected by the board of directors; and it shall also have such other officers as the board of directors may determine from time to time.   The powers of the officers shall be stipulated in the by-laws of the corporation or by resolutions of the board of directors.

The Chief Executive Officer shall be the legal representative of the corporation. In the  ~~permanent~~  absence of the Chief Executive Officer, the representation of the corporation shall rest on the person or persons whom the board of directors may determine from time to time.

~~ARTICLE 16: (Chief Executive Officer)~~

~~The Chief Executive Officer shall be the legal representative of the corporation, and shall have the following powers subject to the directives established by the board of directors:~~

~~a)~~

~~To manage the affairs of the corporation on a daily basis, especially the execution of its programs, the conduct of its operations, the custody of its patrimony and the fulfillment of all of the resolutions of the board of directors;~~

~~b)~~ 	~~To appoint, promote, transfer and remove the corporation’s employees, as well as to fix their remuneration and other working conditions;~~
~~c)~~ 	~~To grant powers of attorney to be granted for the purposes of judicial or out-of-court representation of the corporation;~~
~~d)~~

~~To participate in the meetings of the board of directors, and to authorize by his signature the corporation’s acts, contracts and documents, within the parameters established by the board of directors; and~~

~~e)~~

~~Any other powers which the board of directors may delegate to him..  In the permanent absence of the Chief Executive Officer, the representation of the corporation shall rest onbe represented by the person or persons whom, from time to time, the board of directors may determine from time to timeof the corporation may designate.~~

ARTICLE  ~~17~~18: (By-laws)

The board of directors may adopt and amend the by-laws of the corporation.

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ARTICLE  ~~18~~19: (Amendments)

The corporation reserves the right to amend these articles of incorporation, from time to time, as the shareholders may approve, in accordance with article  ~~11~~13 of these articles of incorporation, and all of the rights conferred to shareholders, directors and officers shall be subject to this reservation.

ARTICLE  ~~19~~20: (Resident Agent)

As long as the board of directors does not otherwise decide, the resident agent of the corporation shall be the law firm of Arias, Fábrega & Fábrega, with an address at  ~~Bancomer~~  Plaza 2000 Building, Fiftieth Street, Panama City, Republic of Panama.

ARTICLE  ~~20~~21: (Subscribers)

The names, addresses and the number of shares subscribed by the original subscribers of shares in the corporation appear set down in the original articles of incorporation of the corporation, which has been duly registered in the Public Registry of the Republic of Panama.

ARTICLE  ~~21~~22: (Fundamental Financial Policies)

The fundamental financial policies of the corporation are the following:

a)     In all its credit operations, the corporation shall be guided by business criteria framed within the conditions of competition in the financial markets wherein it may operate. Specifically, the corporation shall not grant subsidies of interest rates nor banking commissions under any circumstances.

b)     For the rediscount of documents and the granting of loans, the corporation shall ascertain the existence of adequate conditions for the convertibility and transferability of currencies required to liquidate the corresponding obligations at maturity and, when proper, shall adopt the necessary measures to comply with such conditions.

~~c) The corporation may only negotiate bankers acceptances related to the export of goods and services originating from a country whose corresponding state agency is the holder of class A shares.~~

~~d) The corporation shall only deal with banker’s acceptances that comply with the following requirements:~~

~~1)~~ 	~~That they be contained in documents specifying the goods or services being exported, their origin and country of destination.~~

~~2)~~ 	~~That they be stated in freely available convertible currencies.~~

~~The board of directors shall determine the other characteristics and conditions to be met by documents which may be negotiated by the corporation.~~

~~e) The negotiation of banker’s acceptances by the corporation may consist of:~~

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~~1)~~ 	~~The mere intervention of the corporation in placing them in international financial markets; or~~

~~2)~~ 	~~Acquisition thereof for holding the same in the corporation’s portfolio; or~~

~~3)~~ 	~~The endorsement of such documents for their placement in international financial markets.~~

c) ~~f) The corporation may only extend lines of credit in favor of central banks, commercial banks, financial organizations or other corporations or borrowers of countries where the corresponding state entity in said country is the holder of class A shares.~~ The corporation may only finance, directly or indirectly, exports of, or imports to, entities operating in countries in which the respective state entities are holders of class A shares.

d) ~~g)~~The corporation may accept sight and time deposits, negotiate loans and lines of credit in its favor and, in general, issue all type of securities to obtain financial resources. The conditions of these operations of the corporation shall be established within the framework of the policies that the board of directors may determine for the purpose.

e) ~~h)~~ The corporation may carry out studies and take any steps that it may deem relevant to establish export credit insurance systems of a multinational nature, and collaborate with Latin American countries in carrying out market research for the promotion of exports of goods and services, in accordance with programs approved by the board of directors for such purpose.

ARTICLE 23: (Indemnity)

Any person that may be a party, or is threatened to be made a party to a civil, criminal or administrative claim, litigation, action, proceeding or investigation, for reason of being or having been a director, officer or executive of the corporation or of any corporation in which it may hold such a position at the request of the corporation, shall be indemnified by the corporation against any damages, including attorneys’ fees and other judicial expenses incurred in the defense of said claim, litigation, action, proceedings or investigation, or any appeal or stage thereof, except in the event that such indemnification is not permitted by law.  The corporation may, at its expense, maintain insurance as protection for itself, its directors, officers and executives.

ARTICLE  ~~22~~ 24: (~~First~~ Transitory Article - Present Directors and Officers)

Without prejudice to the provisions contained in Article ~~12~~ 14 of these articles of incorporation, ~~and in order to maintain a staggered board, the directors of the corporation~~ the present directors and officers of the corporation ~~as from the moment of approval of these amendments to the articles of incorporation~~ shall be the following persons for the term indicated below:

Directors:

Guillermo Güémez García
Representing Class A
Term expires 200~~8~~ 9
Address: 5 de mayo No. 2, 4to. piso, Colonia Centro, Zip Code 06059
Mexico, D.F.

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Santiago Perdomo Maldonado
Representing Class A
Term expires 2008
Address: Carrera 7ma., No. 24-89, Piso 10,
Bogota, Colombia.

Maria da Graça Franca
Representing Class A
Term expires 2007
Address: 600 Fifth Avenue, 3rd Floor,
New York, N.Y. 10020, U.S.A.

Herminio A. Blanco
Representing Class E
Term expires 2007
Address: Acordada No. 47, Col. San José Insurgentes, Delegación Benito Juárez,
Mexico, D.F. 03900, Mexico.

William Dick Hayes
Representing Class E
Term expires 2007
Address: 137 Rowayton Avenue, Suite 300, Rowayton,
Connecticut 06853, U.S.A.

Alexandre Lodygensky Jr.
Representing Class E
Term expires 2007
Address: Avenida Naçoes Unidas 10.989, 12° Andar, CEP 04578-000
Sao Paulo, Brazil.

Mario Covo
Representing Class E
Term expires 2008
Address: 1175 Park Avenue,
New York, N.Y. 10128, U.S.A.

Will C. Wood
Representing Class E
Term expires 2006
Address: 212 Felton Drive, Menlo Park,
California 94025, U.S.A.

Jaime Rivera
Representing all classes
Term expires 2006
Address: Calle 50 y Aquilino de la Guardia,
P.O. Box 6-1497 El Dorado,
Panama, Republic of Panama.

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Gonzalo Menéndez Duque
Representing all classes
Term expires 2006
Address: Agustinas No. 972, Oficina No. 701, Piso 7,
Santiago, Chile.

Officers:

Gonzalo Menéndez Duque - President
Jaime Rivera - Chief Executive Officer
Ricardo M. Arango - Secretary
Maria da Graça Franca - Treasurer

ARTICLE 25:  (Transitory Article - Preferred Shares)

The preferred shares which were issued by the corporation on the 29th of April 1986 and still outstanding on the date when these amended and restated articles of incorporation come into force and effect, shall be subject to the terms and conditions stipulated in this transitory article (which shall be in force and effect only as long as preferred shares outstanding of said issue continue to exist), as well as to those in the resolutions of the board of directors authorizing said issue, as said resolutions have been amended to this date.

a)     The preferred shares shall be issued by the board of directors from time to time, in the amounts and for the cause and in the manner, which it may determine.  These shares may be issued to the bearer or registered, as the board of directors may determine.  The holder of a certificate of preferred shares issued to the bearer may exchange such certificate for another certificate issued in his name representing the same number of preferred shares; and the holder of a certificate of preferred shares issued as registered preferred shares may exchange such certificate for another certificate representing the same number of preferred shares and issued to the bearer, subject to the restrictions which it may be convenient to adopt in order to comply with the legislation applicable to exchanges of shares in any jurisdiction in which the proposed exchange is to take place.

b)     Preferred shares shall be subject to the following provisions:

        1.          They shall receive a minimum preferred annual dividend to be declared by the board of directors, which, like any other dividend, may be paid in semester or quarterly portions.  The amount of such dividend, which may be established on the basis of a percentage of the par value of the preferred shares, shall be determined by the board of directors upon authorizing the issue of preferred shares in accordance with the above;

        2.          The corporation may not, in any fiscal year, pay a cash dividend on common shares until payment is made for the minimum preferred dividend on the preferred shares in that year or in respect of any previous year in which the total dividend on the preferred shares was not paid;

        3.          In the event that the corporation fails to pay the total amount of the minimum preferred dividend on the preferred shares in a fiscal year, and if during the next following two years it fails to pay the total amount of the minimum preferred dividend for those two following years, together with the amount unpaid in respect of the first year, or if the corporation, on the date on which it is required to do so, as stipulated in item 6 below regarding preferred shares, continues to fail to make any payment to the sinking fund or fails to redeem the preferred shares, and provided always that, upon the occurrence of any of such events, said preferred shares represent at least ten percent (10%) of the total paid in capital of the corporation, the holders of preferred shares shall be entitled to elect a member to the board of directors, who shall continue to act as su ch until the circumstances originating such appointment cease to exist;

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        4.          Preferred shares shall have no voting rights, except for the election of a director in the event described in item 3 above;

        5.          Preferred shares shall not be entitled to the right of pre-emption contained in article 7 of the articles of incorporation;

        6.          In addition, in accordance with the provisions contained in article 2 of Law 32 of 1927 on corporations (“sociedades anónimas”), preferred shares shall be subject to any designations, preferences, privileges, restrictions or qualifications (including, without limitation, the provisions regarding the redemption of preferred shares by the creation of a sinking fund or in any other way), which the board of directors may determine upon authorizing the issue of preferred shares.

c)     Preferred shares may be freely transferred subject to compliance with the restrictions that it may be necessary or appropriate to observe in order to comply with the legislation applicable to transfers of shares, which may be in force and effect in any jurisdiction in which the transfer is to take place.

d)     In the event that the holders of preferred shares exercise the voting rights referred to in item (b)(3) of this article, the holders of preferred shares shall be convened to a meeting by the President of the board of directors, as soon as possible.

e)     As stipulated in item (b)(3) of this article, in the event that the corporation fails to pay the total amount of the minimum preferred dividend on preferred shares in a given fiscal year, and if during the next two following years it fails to pay the total amount of the minimum preferred dividend for those two following years, together with the amount unpaid for the first year, or if the corporation, on the date on which it is required to do so, as stipulated in item (b)(6) above regarding preferred shares, continues to fail to make any payment to the sinking fund or fails to redeem the preferred shares, and provided always that, upon the occurrence of any of such events, said preferred shares represent at least ten percent (10%) of the paid in capital of the corporation, the holders of preferred shares shall have the right to elect a member of the board of directors, who shall continue to act as such until the circumstance giving rise to the appointment ceases to exist.

f)      The provisions of these articles of incorporation regarding separate meetings of the holders of different classes of common shares for the purpose of electing directors shall also apply to the election of the director to be elected by the holders of preferred shares.

~~ARTICLE 23: (Second Transitory Article)~~

~~Upon the approval of these amendments to these articles of incorporation, all class B and class C shares of common stock shall be automatically converted into the new class B shares of common stock, without requiring any further act or authorization, at the rate of one class B or class C share of common stock, as the case may be, for one new class B share of common stock.~~

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. SPECIAL MEETING OF STOCKHOLDERS - NOVEMBER 7, 2005

The undersigned hereby appoints Ricardo M. Arango, Gonzalo Menéndez Duque and Jaime Rivera, and each of them, with power to act without the others and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) which the undersigned is entitled to vote, at the Special Meeting of Stockholders of the Bank to be held at the offices of the Bank located at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, on Monday, November 7, 2005, at 11:30 a.m. (Panamanian time), or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Special Meeting.

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BANCO LATINOAMERICANO DE EXPORTACIONES, S.A .
PO. BOX 11359
NEW YORK, N.Y. 10203-0359